October 27, 2023

Via EDGAR Correspondence

Ms. Samantha Brutlag

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0505

Re: JANUS DETROIT STREET TRUST (the “Registrant”)

Registration Statement on Form N-1A

1933 Act File No. 333-207814 (Post-Effective Amendment No. 51)

1940 Act File No. 811-23112 (Post-Effective Amendment No. 52)

Dear Ms. Brutlag:

This letter responds to the comments to Post-Effective Amendment No. 51 to the Registrant’s registration statement on Form N-1A (“PEA 51”) that were provided by teleconference on September 28, 2023 by the staff of the Securities and Exchange Commission (the “Staff”) with respect to Janus Henderson Securitized Income ETF (the “Fund”). The Staff’s comments, as we understand them, and the Registrant’s responses are below. Unless otherwise defined herein, capitalized terms have the meaning as prescribed in PEA 51.

1.	Staff Comment: Please supplementally provide the Staff with the Fund’s ticker symbol, Annual Fund Operating Expenses table, and expense example at least one week in advance of the effective date.

Response: Registrant confirms that the Fund’s ticker is JSI.

Please see below for the Fund’s “Annual Fund Operating Expenses” table and “Example”:

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.49%
Other Expenses(1)	0.00%
Acquired Fund Fees and Expenses(2)	0.04%
Total Annual Fund Operating Expenses	0.53%
Fee Waiver(3)	0.03%
Total Annual Fund Operating Expenses After Fee Waiver(3)	0.50%
(1)	Other Expenses are based on the estimated expenses that the Fund expects to incur during the current fiscal year.
(2)

Acquired Fund Fees and Expenses are indirect fees and expenses that the Fund incurs from investing in other investment companies. These expenses are based on the total expense ratio of the underlying fund disclosed in such underlying fund’s most recent shareholder report. Acquired Fund Fees and Expenses are estimated for the current fiscal year.

(3)

The Adviser has contractually agreed to waive and/or reimburse a portion of the Fund’s management fee in an amount equal to the management fee it earns as an investment adviser to any affiliated exchange-traded funds (“ETFs”) with respect to the Fund’s investment in such affiliated ETF, less certain operating expenses. The fee waiver agreement will remain in effect at least through February 28, 2025. The fee waiver agreement may be modified or terminated prior to this date only at the discretion of the Board of Trustees.

EXAMPLE:

The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses are equal to the Total Annual Fund Operating Expenses After Fee Waiver for the first year and the Total Annual Fund Operating Expenses thereafter. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$51	$167

2.	Staff Comment: Under “Management,” please include the month and year that each portfolio manager has managed the Fund.

Response: As requested, the Registrant has revised the disclosure to state the following (additional language shown in italics for comparison purposes):

Nick Childs, CFA, is Co-Portfolio Manager of the Fund, which he has co-managed since inception in November 2023. John Kerschner, CFA, is Co-Portfolio Manager of the Fund, which he has co-managed since inception in November 2023.

3.

Staff Comment: Under “Additional Information About the Fund,” the last bullet point under the sub-header “Fees and Expenses” states that “Other Expenses” include “Acquired Fund Fees and Expenses.” Please confirm accuracy or revise accordingly given the “Acquired Fund Fees and Expenses” is a separate line item in the Annual Fund Operating Expenses table.

Response: The Registrant has revised the disclosure under “Additional Information About the Fund” to distinguish and separate information regarding “Other Expenses” from information regarding “Acquired Fund Fees and Expenses” as follows:

•

“Other Expenses” may include brokerage expenses or commissions, interest, dividends, taxes, litigation expenses, and expenses and other extraordinary expenses not incurred in the ordinary course of the Fund’s business.”

•

“Acquired Fund Fees and Expenses” are indirect expenses the Fund may incur as a result of investing in shares of an underlying fund. “Acquired Fund” refers to any underlying fund (including, but not limited to, business development companies (“BDCs”) and exchange-traded funds (“ETFs”)) in which the Fund invests or has invested during the period.”

*    *    *

Please call me at (303) 336-7903 with any questions or comments.

Respectfully,

/s/ Cara B. Owen
Cara B. Owen
Secretary
Enclosures (via EDGAR only)

cc:

Eric Purple, Esq.